Exhibit 99.1

From: Andrew Dahlkemper, SVP, HR

To: All Dolby Laboratories Employees

Date: February 9, 2012

Subject: Stockholder Approval of Stock Option Exchange Program

Dear Dolby Employees,

I’m pleased to announce that our stockholders approved our proposed Stock Option Exchange Program at our Annual Stockholders Meeting held on February 7, 2012. This voluntary one-time program will allow eligible employees to exchange certain underwater stock options for a lesser number of restricted stock units (RSUs) at a ratio to be determined at the time of exchange. The Company has 12 months following stockholder approval to determine if and when to implement the exchange program.

We are currently planning the detailed steps necessary to conduct the stock option exchange program, and we anticipate commencement of the program in a few months. Until the launch date is finalized and the program begins, there is nothing that you need to do. Like any future program that we intend to offer, we cannot guarantee that we will proceed with the program.

If and when we offer the program, you will receive detailed information, training and tools to help you decide whether to participate. In the interim, please refer to the description of the proposed stock option exchange program beginning on page 50 of the Definitive Proxy Statement, available at http://investor.dolby.com/secfiling.cfm?filingID=1193125-11-355717 or via the www.sec.gov site.

Due to legal requirements surrounding stock option exchange programs, we are not able to provide any further information at this time, other than what is publicly filed in the Definitive Proxy Statement. Please direct all questions regarding the program to:

Michelle Evans – Extension 15-5607

Melissa Los Banos – Extension 15-5049

Marie Suding – Extension 15-4644

Best regards,

Andrew Dahlkemper

Senior Vice President, Human Resources

Dolby Laboratories, Inc.

Note: The exchange program has not yet commenced and may not be implemented. If we proceed with the exchange program, at the time the program begins, we will provide employees who are eligible to participate in the exchange program with written materials explaining the precise terms and timing of the program. Employees who are eligible to participate in the exchange program should read these written materials carefully when they become available because they will contain important information about the program. We will also file these written materials with the U.S. Securities and Exchange Commission (SEC) as part of a tender offer statement upon its commencement. Our stockholders will be able to obtain these written materials and other documents, once filed by the Company with the SEC, free of charge at www.sec.gov. Eligible holders of the Company’s stock options may obtain a written copy of the tender offer documents, when available and free of charge, by contacting Sr. Director, Investor Relations, Dolby Laboratories, Inc., 100 Potrero Avenue, San Francisco, CA 94103 or through the Company's website at www.dolby.com.